EXHIBIT 99.1

NOTICE TO READER

The enclosed amends the Condensed Interim Consolidated Financial Statements of Exeter Resource Corporation for the three months ended March 31, 2012 and 2011 which were originally filed under SEDAR project number 01908466 (the “Interim Financial Statements”).  The amendments were necessitated by a comment from the British Columbia Securities Commission.

The amendment to the Interim Financial Statements consists of the following:

●	providing required disclosure in the Interim Financial Statements as to the statement of changes in equity for the 3 month period ended March 31, 2011; and

●	providing required disclosure in the notes to the Interim Financial Statements as to compliance with IAS 34.

Other than the above referenced amendments, there are no other changes to the Interim Financial Statements.

Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012 and 2011
(Expressed in Canadian Dollars)
(Unaudited)

Exeter Resource Corporation Condensed Interim Consolidated Statements of Financial Position (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

Assets		March 31, 2012	December 31, 2011

Current
Cash and cash equivalents	(Note 3)	$67,657	$71,926
Amounts receivable and prepaid expenses		591	642
Due from related parties	(Note 7)	103	93
		68,351	72,661

Property and equipment		155	219
		$68,506	$72,880

Liabilities

Current
Accounts payable and accrued liabilities		$1,924	$1,770
Due to related parties	(Note 7)	179	126
		2,103	1,896

Shareholders’ Equity

Share capital	(Note 5)	245,399	242,270
Contributed surplus		35,824	34,587
Deficit		(214,833)	(205,817)
Accumulated other comprehensive income (loss)		13	(56)
		66,403	70,984
		$68,506	$72,880

Contractual Obligations	(Note 10)

Approved by the Directors:
“John Simmons”	Director
“Bryce Roxburgh”	Director

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

For the three months ended March 31,		2012	2011
Income
Interest income		$219	$255
Expenses
Accounting and audit		18	42
Administration salaries and consulting	(Note 6)	403	594
Directors’ fees	(Note 6)	795	847
Foreign exchange loss (gain)		(8)	9
General and administration	(Note 6)	230	185
Legal fees		20	63
Management fees	(Note 6)	1,025	864
Mineral property exploration expenditures	(Notes 4 and 6)	6,438	6,536
Shareholder communications		211	254
Stock exchange listing and filing fees		103	138
		9,235	9,532

Net loss for the period		$9,016	$9,277
Other comprehensive income for the period		(69)	–
Net loss and comprehensive loss for the period		$8,947	$9,277

Basic loss per common share from net loss and comprehensive loss for the period		$(0.10)	$(0.11)
Diluted loss per common share from net loss and comprehensive loss for the period		$(0.10)	$(0.11)

Weighted average number of common shares outstanding		87,965,586	86,338,336.

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation
Condensed Interim Consolidated Statements of Cash Flow (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

For the three months ended March 31,		2012	2011
Operating Activities
Net loss for the period		$(9,016)	$(9,277)
Non-cash items:
Amortization		70	14
Share-based compensation	(Note 6)	2,505	3,034
		(6,441)	(6,229)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		54	(11)
Due from related parties		(10)	(193)
Due to related parties		53	17
Accounts payable and accrued liabilities		104	414
Cash flows from the operating activities		(6,240)	(6,002)
Financing Activities
Issue of share capital for cash	(Note 5)	1,861	158
Cash flows from financing activities		1,861	158
Investing Activities
Acquisition of property and equipment			(41)
Cash flows from investing activities			(41)
Effect of foreign exchange rate change on cash		110	–
Net decrease in cash and cash equivalents		(4,269)	(5,885)
Cash and cash equivalents – beginning of the period		71,926	90,608
Cash and cash equivalents – end of the period		$67,657	$84,723

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation
Condensed Interim Consolidated Statements of Changes in Equity (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		Issued Share Capital
		Number of Shares	Amount	Contributed	Deficit	Accumulated Other Comprehensive Loss	Total Shareholders'
Balance - December 31, 2010		86,307,503	$238,454	$26,467	$(175,246)	$–	$89,675
Activity during the period:
-	Exercise of stock options	78,750	158	–	–	–	158
-	Contributed surplus allocated on exercise of options	–	111	(111)	–	–	–
-	Share-based compensation	–	–	3,034	–	–	3,034
-	Net loss for the period	–	–	–	(9,277)	–	(9,277)

Balance - March 31, 2011		86,386,253	$238,723	$29,390	$(184,523)	$–	$83,590
Activity during the period:
-	Exercise of stock options	939,500	1,935	–	–	–	1,935
-	Contributed surplus allocated on exercise of options	–	1,612	(1,612)	–	–	–
-	Share-based compensation	–	–	6,809	–	–	6,809
-	Net loss for the period	–	–	–	(21,294)	(56)	(21,350)

Balance - December 31, 2011
-	Exercise of stock options	900,000	1,861	–	–	–	1,861
-	Contributed surplus allocated on exercise of options	–	1,268	(1,268)	–	–	–
-	Share-based compensation	–	–	2,505	–	–	2,505
-	Other comprehensive income	–	–	–	–	69	69
-	Net loss for the period	–	–	–	(9,016)	–	(9,016)
Balance - March 31, 2012		88,225,753	$245,399	$35,824	$(214,833)	$13	$66,403

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2012 and 2011 (Unaudited)

1.	Nature of Business

Exeter Resource Corporation (“Exeter” or the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, it is engaged in the acquisition and exploration of mineral properties located in the Maricunga region of Chile.

The Company is in the process of exploring its mineral properties. The continued operations of the Company is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE Amex.  The Company’s head office is located at 1660 - 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

2.	Basis of Preparation

These condensed interim consolidated financial statements have been prepared in compliance with International Financial Reporting Standards (“IFRS) as issued by the International Accounting Standards Board applicable to the preparation of the interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting. Accordingly, the accounting policies followed by the Company are set out in Note 5 of the audited consolidated financial statements for the year ended December 31, 2011, and have been consistently followed in the preparation of these condensed interim consolidated financial statements. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements. These condensed interim consolidated financial statements were approved and authorized by the Audit Committee of the Board of Directors for issue on May 2, 2012

3.	Cash and Cash Equivalents

(in thousands)	March 31, 2012	December 31, 2011
Cash
Investment savings accounts	$33,228	$39,864
Guaranteed investment certificates	34,429	32,062
Total	$67,657	$71,926

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2012 and 2011 (Unaudited)

4.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with the vendor retaining a 3% net smelter royalty (“NSR”) in the properties.

Having met the requirements to earn its interest in the properties, effective February 14, 2011 the Company exercised its option and acquired the properties subject to the NSR and the vendor’s buy back right, which can be exercised by reimbursing the Company’s expenditures incurred on the property if the property is not put into production within 15 years of exercising the option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity. The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 ($503,000 incurred as of March 31, 2012) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and NSR will be payable.

Sideral project

On March 1, 2011 the Company entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project. The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years. After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a mineral deposit of greater than 100 million tons at a grade of +0.5% copper has been made. Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR. The Company has the right to purchase 50% of the NSR for $10 million.

Water rights option

On February 4, 2011 the Company entered into a 2.5 year option on water rights to a total volume of 300 litres per second from a private Chilean company. The rights relate to surface water flows and are consumptive in nature. The option agreement provides annual option payments which are deductible from a purchase price of US$15.0 million. Option payments incurred to date total US$660,000 ($734,000). The Company can withdraw from the option at any time without penalty.

Future option payments are as follows:

US$220,000 ($219,000) by July 4, 2012;

US$220,000 ($219,000) by January 4, 2013;

In the event that the Company exercises the option, the full purchase price must be paid by August 4, 2013.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2012 and 2011 (Unaudited)

4.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The tables below shows the Company’s exploration expenditures for the periods ended
March 31, 2012 and 2011.

(in thousands)	2012	2011
Assays	$38	$49
Consultants and contractors	663	1,085
Drilling	1,885	1,781
Engineering*	208	208
Environmental	28	4
Field camp	917	524
Geological *	404	666
IVA tax	468	384
Legal and title	421	358
Metallurgical *	329	333
Office operations	71	66
Resource development	12	6
Travel	262	262
Wages and benefits *	496	594
Water rights option	236	216
Exploration costs	$6,438	$6,536
Cumulative exploration costs	$70,019	$49,476

* Includes share-based compensation as reflected below:

(in thousands)	2012	2011
Engineering	$31	$–
Geological	205	544
Metallurgical	143	106
Wages and benefits	164	286
Total	$543	$936

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2012 and 2011 (Unaudited)

5.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

The Company has issued shares of its capital stock as follows:

	March 31, 2012		December 31, 2011
	Number of Shares	Amount (in thousands)	Number of Shares	Amount (in thousands)
Balance, beginning of period	87,325,753	$242,270	86,307,503	$238,454
Issued during the period for:
Cash
Exercise of options	900,000	1,861	1,018,250	2,093
Contributed surplus allocated
Exercise of options	–	1,268	–	1,723
Balance, end of period	88,225,753	$245,399	87,325,753	$242,270

6.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: The aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, which was approved by shareholders on March 11, 2010, may not exceed 15% of the issued and outstanding shares of the Company at the time of the option grant. At December 31, 2011, the maximum number of options issuable under the Plan was 13,233,863. The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company.  Options granted under the Plan may have a maximum term of ten years. Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date. Options granted under the Plan may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

A summary of the changes in share options during the period is as follows:

	March 31, 2012			December 31, 2011
	Options	Weighted Average Exercise Price

				Options	Weighted Average Exercise Price
Options outstanding, beginning of period	12,428,400	$4.06	*	12,327,900	$4.10
Granted	2,050,000	3.23		1,385,000	5.04
Exercised	(900,000)	2.07		(1,018,250)	2.06
Forfeited	(3,492,500)	6.54		(266,250)	6.18
Options outstanding, end of period	10,085,900	$3.21	*	12,428,400	$4.30

There were 900,000 (2011 - 1,018,250) options exercised during the period at an average exercise price of $2.07 (2011 - $2.06).

*The Company repriced 1,238,000 options which ranged in price from $5.27 to $7.00, to an exercise price of $3.64 per ..option. These repriced options have a fair value ranging between $1.03 to $1.05 per option.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2012 and 2011 (Unaudited)

6.	Stock Option Plan (Continued)

The following table summarizes information about the stock options outstanding at March 31, 2012.

Outstanding Options				Exercisable Options
Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
1.01 - 2.00	1,392,900	1.39	$1.25	1,392,900	$1.25
2.01 - 3.00	3,045,000	1.60	2.35	3,045,000	2.35
3.01 - 4.00	3,418,000	4.33	3.40	1,648,000	3.54
4.01 - 5.00	1,185,000	4.09	5.00	592,500	5.00
5.01 - 6.00	765,000	2.84	5.46	692,500	5.46
6.01 +	280,000	3.61	6.27	75,000	6.43
	10,085,900	2.94	$3.21	7,548,400	$2.96

For the options granted during the period, the weighted average fair market value was $1.23 per share.

Share-based Compensation

The fair value of the 2,050,000 (2011 – 200,000) options granted by the Company during the periods ended March 31, 2012 and 2011 was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:

	2012	2011
Expected annual volatility	72%	76%
Risk-free interest rate	0.96%	2.31%
Expected life	5 years	3 years
Expected dividend yield	0.0%	0.0%
Forfeiture rate	0.0%	0.0%

Share-based compensation expense of $2,505,000 (2011 - $3,034,000) was recognised on the repricing of options, the vesting of existing options from previous periods and also new options which were granted during the period. The amount was allocated to contributed surplus.

    Share-based compensation has been allocated as follows:

Three months ended March 31, (in thousands)	2012	2011
Administration salaries and consulting	$314	$509
Directors’ fees	745	847
Management fees	903	742
Mineral property exploration expenditures	543	936
Total	$2,505	$3,034

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2012 and 2011 (Unaudited)

7.	Related Party Transactions

Amounts due from related parties of $103,000 at March 31, 2012 (December 31, 2011 - $93,000) is for the recovery of common expenditures from two associated companies. The amounts due from related parties are non-interest bearing and are due upon receipt of an invoice.

Amounts due to related parties of $179,000 at March 31, 2012 (December 31, 2011 - $126,000) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company. The amounts due to related parties are non-interest bearing and are due upon receipt of an invoice.

During the period ended March 31, 2012 a total of $335,000 (2011 - $288,000) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $90,000 (2011 - $90,000) were paid or accrued to a corporation of which the President and CEO of the Company is a principal. As at March 31, 2012, the Company had amounts owing of $49,000 (2011 - $8,000) to this company.

b)
Exploration fees of $85,000 (2011 - $38,000) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development. As at March 31, 2012, the Company had amounts owing of $76,000 (2011 - $86,000) to this company.

c)
Management fees of $44,000 (2011 - $44,000) were paid to a corporation controlled by the Chairman of the Company. As at March 31, 2012, the Company had amounts owing of $30,000 (2011 - $17,000) to this company.

d)
Management fees of $50,000 (2011 - $50,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company. As at March 31, 2012, the Company had amounts owing of $1,000 (2011 - $Nil) to this company.

e)
Management fees of $50,000 (2011 - $50,000) were paid or accrued to a corporation controlled by the Vice-President, Corporate Development and Legal Counsel. As at March 31, 2012, the Company had amounts owing of $Nil (2011 - $Nil) to this company.

f)
The Company paid or accrued rent expense of $16,000 (2011 - $16,000) to a company controlled by a director of the Company. Of this amount, $8,000 (2011 – 8,000) was recovered from a corporation with directors in common. As at March 31, 2012, the Company had amounts owing of $23,000 (2011 - $15,000) to this company.

g)
The Company and Extorre Gold Mines Limited (“Extorre”) incur certain expenditures for staff and exploration expenditures on behalf of each other. The net amount provided or incurred by the Company on behalf of Extorre during the period ended March 31, 2012 was $119,000 (2011 - $130,000). As at March 31, 2012, the Company had amounts receivable of $56,000 (2011 - $Nil).

On January 1, 2011, the Company entered into cost sharing agreement with Extorre and Rugby Mining Limited (“Rugby”) pertaining to costs associated with administrative support, office overhead and travel that the three companies have in common. The percentage allocation of these costs is such that the Company and Extorre each incur 40% respectively with Rugby incurring 20%.

For the period ended March 31, 2012, the Company recovered approximately net $119,000 (2011 - $130,000) from Extorre and $57,000 (2010 - $75,000) from Rugby.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2012 and 2011 (Unaudited)

8.	Executive Compensation

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers and the board of directors.

The following compensation has been provided to key management personnel for the three month periods  ended March 31, 2012 and 2011.

(in thousands)	2012	2011
Compensation - cash	$284	$234
Share-based payments	1,649	1,638
Total	$1,933	$1,872

9.	Expenses by nature

General and administration expense is made up of the following:

Three months ended March 31,
(in thousands)	2012	2011
Bank charges	$4	$3
Office	123	78
Rent	32	25
Telecommunications	5	5
Transfer agent	8	6
Travel and promotion	70	68
Total	$242	$185

10.	Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment and advance royalty obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant (see note 4(a)). Other financial commitments are summarized in the table below:

Payments Due by Year (in thousands)	Total	2012	2013 - 2014	2015 - 2016	2017 - 2025
Office and equipment leases*	$356	$66	$174	$116	$–
Property access agreements	94	40	54	–	–
Advance royalty payment	6,983	–	499	499	5,985
Total	$7,433	$106	$727	$615	$5,985

*The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2012 and 2011 (Unaudited)

11.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. The following disclosures are on a geographic basis:

As at March 31, 2012 (in thousands)	Canada	Chile	Total
Cash and cash equivalents	$66,351	$1,306	$67,657
Amounts receivable and prepaid expenses	354	237	591
Due from related parties	103	–	103
Property and equipment	36	119	155
	66,844	1,662	68,506
Current Liabilities	(562)	(1,541)	(2,103)
	$66,282	$121	$66,403
Three months ended March 31, 2012
Mineral property exploration expenditures	$–	$6,438	$6,438
Net loss	$2,556	$6,460	$9,016

As at December 31, 2011 (in thousands)	Canada	Chile	Total
Cash and cash equivalents	$69,735	$2,191	$71,926
Amounts receivable and prepaid expenses	537	105	642
Due from related party	93	–	93
Property and equipment	102	117	219
	70,467	2,413	72,880
Current Liabilities	(718)	(1,178)	(1,896)
	$69,749	$1,235	$70,984
Three months ended March 31, 2011
Mineral property exploration expenditures	$–	$6,536	$6,536
Net loss	$2,665	$6,612	$9,277